

16012555

aKB

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 01 2016
Washington DC
416

ANNUAL AUDITED REPORT
FORM X-17A-5 *
PART III

SEC FILE NUMBER
8-21893

PUBLIC

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Huntleigh Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7800 Forsyth Blvd., 5th Floor
(No. and Street)

St Louis	MO	63105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen Thomas 314-236-2207
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown Smith Wallace, L.L.C.
(Name – *if individual, state last, first, middle name*)

6 CityPlace Dr., Ste. 900	St. Louis	MO	63141
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Karen Thomas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Huntleigh Securities Corporation, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director of Operations

Title

Notary Public


NOTARY PUBLIC
NOTARY SEAL
STATE OF MISSOURI

MICHELLE B. MILLER
My Commission Expires
May 1, 2016
St. Louis County
Commission #12515656

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HUNTLEIGH SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2015

TABLE OF CONTENTS



6 CITYPLACE DRIVE SUITE 900 ST. LOUIS, MO 63141 PH 314.983.1200 FX 314.983.1800 BSWLLC.COM

A MEASURABLE DIFFERENCE℠

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Huntleigh Securities Corporation
St. Louis, Missouri

We have audited the accompanying statement of financial condition of Huntleigh Securities Corporation (a Missouri corporation) as of December 31, 2015, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. Huntleigh Securities Corporation's management is responsible for this statement of financial condition. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Huntleigh Securities Corporation as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

The supplemental schedules included at pages 14 - 16 have been subjected to audit procedures performed in conjunction with the audit of Huntleigh Securities Corporation's statement of financial condition. The supplemental information is the responsibility of Huntleigh Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the statement of financial condition or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statement as a whole.

Brown Smith Wallace, LLP

BROWN SMITH WALLACE, LLP
St. Louis, Missouri
February 25, 2016

HUNTLEIGH SECURITIES CORPORATION

Statement of Financial Condition

December 31, 2015

ASSETS		
Cash and cash equivalents	$	283,466
Deposits with clearing organizations		250,000
Receivables from clearing organization		574,602
Employee and other receivables, net of reserve of $440,577		46,313
Securities owned, at fair value:		
Marketable		2,178
Property and equipment, net of accumulated depreciation and amortization of $338,155		5,858
Deferred income taxes, net of valuation allowance of $503,000		419,500
Other assets		45,861
TOTAL ASSETS	$	1,627,778
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Payables to broker-dealer and clearing organization	$	111,230
Notes Payable		17,444
Accounts payable, accrued expenses, and other liabilities		95,438
Accrued salary and commissions		281,934
Unearned discount		275,000
Total Liabilities	$	781,046
Stockholders' Equity		
Common stock: $0.01 par value; authorized 3,000,000 shares; 1,888,394 shares issued and 1,721,481 shares outstanding		18,884
Additional paid-in capital		2,945,435
Accumulated deficit		(1,992,587)
Subtotal		971,732
Less treasury stock, at cost 166,913 shares at $0.75/share)		(125,000)
Total Stockholders' Equity		846,732
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,627,778

The accompanying notes are an integral part of these financial statements.

Note A - Summary of Significant Accounting and Reporting Policies

Nature of Operations

Huntleigh Securities Corporation (the "Company") was incorporated on May 12, 1977. The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority.

In August 2008, the Company converted from a clearing broker-dealer to an introducing (fully-disclosed) broker-dealer and transferred proprietary accounts as well as all cash and margin accounts of customers to First Clearing, LLC ("First Clearing" or "FCC"). As a result of this conversion, the Company no longer carries customer accounts or performs clearing functions, and clears customer transactions with First Clearing on a fully-disclosed basis as an introducing broker (see also Note N). In August 2008, a five year agreement clearing agreement was entered into with FCC. This original agreement was extended for two years, and was extended for four years on September 1, 2015.

Use of Estimates in Financial Statement Preparation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents are on deposit with a major domestic financial institution. At times, bank deposits may be in excess of federally insured limits.

Note A - Summary of Significant Accounting and Reporting Policies (Continued)

Securities Owned

Securities owned typically consist of stocks, bonds, money market, and other investments. The Company classifies its investments as trading securities. Securities are bought and held principally as inventory for the purpose of sales in the near term.

Securities owned are valued at fair value as determined by management in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value* (see Note D). The resulting differences between cost and estimated fair value are reflected in current period earnings. Fair values are generally based on prices from independent sources, such as listed market prices or broker or dealer price quotations.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Expenditures for maintenance, repairs and minor renewals are charged to operations as incurred; expenditures for betterments and major renewals are charged to the property and equipment accounts.

Depreciation of equipment is computed using accelerated methods over the estimated useful lives of the assets. Amortization of leasehold improvements is provided on a straight-line basis over the lesser of the terms of the related lease or the useful lives of the assets.

When assets are retired or otherwise disposed of, the costs and related accumulated depreciation/amortization is removed from the accounts.

Fair Value of Financial Instruments

Management estimates that the aggregate net fair market value of financial instruments recognized in the statement of financial condition approximates their carrying value (see also Note J).

Note A - Summary of Significant Accounting and Reporting Policies (Continued)

Commission Receivable

At December 31, 2015, management considers all commissions receivable as collectible, therefore, an allowance for uncollectible amounts is not necessary.

Investment banking revenue is recorded when a financing arrangement is completed and the related income is reasonably determinable. Investment banking revenues primarily include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking also includes management fees and underwriting fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter agent.

Income Taxes

Deferred tax assets represent the future tax benefits of those differences, which will be taxable when the assets are recovered. Deferred tax liabilities represent the future tax consequences of those differences, which will be payable when the assets are recovered.

The Company has addressed the provisions of FASB ASC 740-10, *Accounting for Income Taxes*. In that regard, the Company has evaluated its tax positions, expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings and believes that no provision for income taxes is necessary at this time to cover any uncertain tax positions.

Equity Incentive Plan

The Company has adopted the fair value recognition provisions of FASB ASC 718, *Stock Compensation*, which establishes accounting and reporting standards for share-based payment transactions with employees, including equity incentive plans. Under this pronouncement, compensation expense is recognized over the associated vesting period and is based on the fair market value of the stock options on the grant date.

Subsequent Events

The Company evaluated all subsequent events through February 25, 2016, the date the financial statements were available to be issued.

Note B - Clearing Broker-Dealer Deposits

The Company is contractually obligated to maintain a deposit account at First Clearing. As designated by the terms of the agreement, the deposit account shall at all times contain cash, qualified securities, or a combination of both having a market value of at least $250,000. This amount is included in deposits with clearing organizations in the accompanying statement of financial condition.

Note C - Property and Equipment

Property and equipment consists of the following:

Furniture and equipment	$ 214,916
Leasehold improvements	129,097
	344,013
Less accumulated depreciation and amortization	(338,155)
	$ 5,858

Note D - Fair Value Measurement of Assets and Liabilities

FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Note D - Fair Value Measurement of Assets and Liabilities (Continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 – Valuation is based on quoted prices in active markets for identical instruments in active markets.
- Level 2 – Valuation is based on quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.
- Level 3 – Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of the markets, and other characteristics particular to the security. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Note D - Fair Value Measurement of Assets and Liabilities (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015:

	Fair Value	Quoted Prices In Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)
December 31, 2015			
Assets:			
Trading securities:			
Money Market	$ 2,178	$ 2,178	$ -
Total Assets	$ 2,178	$ 2,178	$ -

Note E- Note Payable

The Company has a short-term obligation for an insurance policy purchased in 2015. The Company financed $43,543 of the policy, at an interest rate of 3.75%, with 10 monthly payments beginning in July 2015. The note will mature in April 2016, and has a principal balance of $17,444 as of December 31, 2015.

Note F - Commitments

The Company and its subsidiaries have obligations under operating leases with initial noncancelable terms in excess of one year. Aggregate annual rentals for office space and equipment at December 31, 2015, are listed as follows:

2016	$385,471
2017	330,010
2018	302,525
2019	293,308

Certain leases contain renewal options and escalation clauses.

Note G - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's (the "SEC") Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934, which requires the maintenance of minimum Net Capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintains minimum Net Capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances, as defined. The Net Capital Rule of the SEC also provides that equity capital may not be withdrawn or cash dividends paid if resulting Net Capital would be less than the greater of: 5 percent of aggregate debit items or 120% of the minimum Net Capital requirement. At December 31, 2015, the Company had Net Capital of $321,825, which was $71,825 in excess of the required minimum, and $21,825 in excess of 120% of the required minimum.

At December 31, 2015, the Company is exempt from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule. As an introducing broker, the Company clears customer transactions on a fully-disclosed basis with First Clearing.

Note H - Stock Options

The Company has granted certain registered representatives 404,822 non-qualified stock options to purchase shares of common stock at a future date at an exercise price of $0.001 per share. Fifty percent of the total options vested on each January 1 of the years 2013 and 2014.

Upon exercise, the voting rights for the stock shall be held in a voting trust with the registered representatives being board members of the trust. The stock may be redeemed by the Company not sooner than one year after the end of the year in which the options have been exercised and shall be redeemed by the Company at the then current fair market value of the stock. Not more than 20% of the stock may be redeemed in any one year and the right to redemption shall be contingent upon the Company maintaining a certain excess Net Capital level subsequent to the redemption.

Effective with the inception of the plan, the Company adopted the fair value recognition provisions of ASC 718, *Stock Compensation.* Under ASC 718, the Company determines the fair value of the stock options using the Black-Scholes valuation model. FASB ASC 718 requires the Company to recognize expense over the service period for options that are expected to vest and record adjustments to compensation expense at the end of the service period if actual forfeitures differ from original estimates.

Note H - Stock Options (Continued)

As of December 31, 2015, total unrecognized compensation cost related to stock options, net of estimated forfeitures, was $0. During 2015, there were no options exercised or forfeited.

Common stock option activity during the year ended December 31, 2015 is as follows:

	Number of Units	Weighted Average Exercise Price
Balance as of January 1, 2015	404,822	$ 0.001
Granted	-	-
Forfeited	-	-
Balance as of December 31, 2015	404,822	$ 0.001

The Company used the Black-Scholes option pricing model in calculating the fair value of options granted. The assumptions used and the weighted-average information for options granted has been summarized in the following table:

Risk-free interest rate	2.0%
Expected dividend yield	-
Expiration date	10 years
Expected volatility	60.0%
Grant date fair value of stock options granted	$0.25

At December 31, 2015, the number, exercise price, weighted-average remaining contractual life of options, and number of options currently exercisable are as follows:

Number	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life in Years	Number Currently Exercisable
404,822	$ 0.001	6.07	404,822

Note I - Income Taxes

Deferred income tax assets and liabilities result from future tax benefits and obligations related to the difference between the tax basis of assets and liabilities and the amounts reported in the financial statements. The deferred tax assets at December 31, 2015 are comprised of the following:

Note I - Income Taxes (Continued)

Assets		
Deferred tax assets	$	922,500
Less valuation allowance		(503,000)
	$	419,500

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets (liabilities) were as follows at December 31, 2015:

Net operating loss carryforwards	$	724,000
Reserves against receivable balances		132,200
Recognition of accrued contingencies		9,000
Contribution carryforward		1,300
Deferred stock compensation		30,200
Basis of property and equipment		25,800
	$	922,500

Valuation allowances are established, based on the weight of available evidence, when it is more likely than not that some portion or all of the deferred tax assets will not be realized. At December 31, 2015, the Company has available net operating loss carryforwards of approximately $2,410,000 for income tax reporting purposes, expiring during the years 2021 through 2035. The net operating loss carryforwards give rise to a deferred tax asset of approximately $724,000 at December 31, 2015, which has been reduced by a valuation allowance of $503,000. The valuation allowance was not adjusted in 2015.

Note J - Financial Instruments with Off-Balance Sheet Risk

The Company's customers' accounts are carried by the carrying broker-dealer. Execution and clearing services are also performed by the carrying broker-dealer. The agreement between the Company and the carrying broker-dealer stipulates that all losses resulting from the Company's customers' inability to fulfill their contractual obligations are the responsibility of the Company. As designated by the terms of the arrangement, the Company carries a deposit with the broker-dealer in the amount of $250,000 (see Note B).

Note K - Contingencies

The Company may be subject to a potential regulatory proceeding incidental to its business that was pending at year end. Management has evaluated the proceedings and status thereof and, in applying the guidance from ASC 450, *Contingencies,* reached the conclusion that a contingency reserve in the amount of approximately $30,000 was necessary at December 31, 2015. This amount is included in accounts payable, accrued expenses, and other liabilities in the accompanying statement of financial condition.

The Company reached settlement in a suit in a prior year that resulted in the opposing party being awarded 30,000 phantom shares of the Company's common stock. The phantom shares have terms for redemption, which are governed by restrictions for payment, contingent upon the Company's resulting net capital. At December 31, 2015, there was no initiation of activities pursuant to redemption of any of the shares.

Note L - Employee Benefit Plan

The Company has a 401(k) plan for all employees meeting certain eligibility requirements. The Company can elect, at its discretion, to match a certain percentage of employee compensation contributed to the plan, not to exceed the amounts as permitted under the Internal Revenue Code. During 2015, the Company did not make contributions to this plan.

Note M -Related Party Transactions

The Company provided introductory brokerage and trade services for a correspondent firm that is related to the Company under common ownership. Transactions between the entities were executed and subject to all compliance rules and regulations common in the securities industry.. Included in payables to broker-dealer and clearing organization at December 31, 2015 was $5,807 payable to this firm.

The Company provided introductory brokerage and trade services for an investment advisory firm that is related to the Company under common ownership. Transactions were executed and subject to all compliance rules and regulations common in the securities industry. The Company paid clearing fees and other expenses on behalf of this investment advisory firm. Included in accounts payable, accrued expenses, and other liabilities at December 31, 2015 was $10,565 of advanced payments received from the advisory firm.

Note M -Related Party Transactions (Continued)

The President and primary stockholder of the Company is Chairman of the Board of one of the financial institutions with which the Company conducted business during the year ended December 31, 2015.

The Company has advanced funds to employees and has recorded receivables in relation to certain securities trading losses. Employee and other receivables are reflected in the accompanying statement of financial condition and total $452,502, which includes a reserve of $440,577 for amounts deemed uncollectible at December 31, 2015. The reserve was not adjusted in 2015.

Note N- Clearing Agreement

As disclosed in Note A, the Company transferred all proprietary and customer accounts to First Clearing in August 2008 and entered into a Fully Disclosed Clearing Agreement (the "Agreement") to govern the clearing, execution, and other services to be provided. In conjunction with the Agreement, First Clearing granted the Company a no hire concession which was to be awarded in equal annual installments of $150,000 over a five year period.

The Agreement was subsequently amended whereby the remainder of the payments due and payable under the no hire concession total $350,000 of which $150,000 was paid upon execution of this amendment and the remaining amounts were to be paid in equal annual installments of $40,000 in each of the next five years through 2015. Due to contingencies in the Agreement, payments were recognized by Huntleigh as earned, based on the governing language provided.

The Agreement with First Clearing was renewed for four years on September 1, 2015. As part of the contract renewal, Huntleigh received a signing bonus of $300,000. In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Subtopic 605-50, Customer Payments and Incentives, this amount has been recorded as deferred revenue within the accompanying Statement of Financial Condition, and will be amortized over the remaining term of the Agreement. For the year ended December 31, 2015, pursuant to the aforementioned guidance, the Company recognized the amortized amount as a discount of floor brokerage, exchange, and clearance expense.

In the event that the Agreement is terminated prior to the fourth anniversary of the renewal date (renewal date noted as September 2015), Huntleigh would be required to pay a termination fee of up to $300,000 to First Clearing, per the termination fee schedule from the contract renewal. In the opinion of management, termination of the Agreement throughout the term of the Agreement is not anticipated at December 31, 2015.

Supplemental Schedules

HUNTLEIGH SECURITIES CORPORATION

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2015

COMPUTATION OF NET CAPITAL

Total stockholders' equity (from Statement of Financial Condition)	$ 846,733
Deductions and/or charges:	
Non-allowable assets:	
Property and equipment	5,858
Other assets	519,006
Total deductions and/or charges	524,864
Net capital before haircuts on securities positions	321,869
Haircuts on securities:	
Trading and investment securities	
Other securities	44
Total haircuts	44
NET CAPITAL	**$ 321,825**

COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT

MINIMUM NET CAPITAL REQUIRED	$ 250,000
NET CAPITAL	321,825
EXCESS NET CAPITAL	$ 71,825
NET CAPITAL IN EXCESS OF:	
120% OF MINIMUM NET CAPITAL REQUIREMENT	$ 21,825

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by Huntleigh Securities Corporation and included in the Company's unaudited Part IIA FOCUS report filing as of December 31, 2015 (as amended).

HUNTLEIGH SECURITIES CORPORATION

Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2015
(See Report of Independent Registered Public Accounting Firm)

The Company operates on a "fully-disclosed basis" under an agreement with a nonaffiliated clearing broker. Accordingly, the Company claims exemption to SEC Rule 15c3-3 pursuant to Paragraph (k)(2)(ii) and therefore no "Computation for Determination of Reserve Requirements" under that rule have been provided.

HUNTLEIGH SECURITIES CORPORATION

Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2015

(See Report of Independent Registered Public Accounting Firm)

The Company operates on a "fully-disclosed basis" under an agreement with a nonaffiliated clearing broker. Accordingly, the Company claims exemption to SEC Rule 15c3-3 pursuant to Paragraph (k)(2)(ii) and therefore no "Information Relating to Possession or Control Requirements" under that rule have been provided.


BROWN
SMITH
WALLACE
A MEASURABLE DIFFERENCE

HUNTLEIGH SECURITIES CORPORATION

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

DECEMBER 31, 2015

BROWN
SMITH
WALLACE

6 CITYPLACE DRIVE, SUITE 900 ST. LOUIS, MO 63141 PH 314.983.1200 FX 314.983.1300 BSWLLC.COM

A MEASURABLE DIFFERENCE

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors
Huntleigh Securities Corporation
St. Louis, Missouri

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Huntleigh Securities Corporation ("Huntleigh"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating Huntleigh Securities Corporation's compliance with the applicable instructions of Form SIPC-7. Huntleigh Securities Corporation's management is responsible for Huntleigh Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries from the copy of the checks paid and the corresponding bank statements, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS report) for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting that an improper calculation on line 2c(9)(ii) of Form SIPC-7 resulted in Huntleigh overpaying the general assessment by approximately $6 (we noted that 40% of FOCUS line 5, Code 3960 yielded a different number than that which was indicated by Huntleigh on Form SIPC-7). No other differences were noted;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers such as the quarterly FOCUS reports, general ledger entries, monthly bank statements and deposit detail, monthly First Clearing Corporation (FCC) Income and Expense Summary invoices, monthly FCC inventory reports, FCC YTD Commission Summary, FCC YTD Commission Analysis by Exchange by Product - Firm Summary Reports at December 31, 2015, and the Amendment to the FCC Firm Clearing Agreement No-Hire Clause, noting no differences; and

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers such as the quarterly FOCUS reports, general ledger entries, monthly bank statements and deposit detail, monthly FCC invoices and inventory reports, FCC YTD Commission Summary, FCC YTD Commission Analysis by Exchange by Product - Firm Summary Reports at December 31, 2015, and the Amendment to the FCC Firm Clearing Agreement No-Hire Clause supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brown Smith Wallace, LLP

BROWN SMITH WALLACE, LLP
St. Louis, Missouri
February 25, 2016

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 2015

(Read carefully the Instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Huntleigh Securities Corporation
7800 Forsyth Blvd, 5th Fl
St. Louis, MO 63105

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 5,274

   B. Less payment made with SIPC-6 filed (exclude interest) 7/28/15 Date Paid (2,693)

   C. Less prior overpayment applied (0)

   D. Assessment balance due or (overpayment) 2,581

   E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum 0

   F. Total assessment balance and interest due (or overpayment carried forward) $ 2,581

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $2,581

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the ____ day of ____________, 20____.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$6,197,577
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	3,691,762
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	212,324
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	514
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Custodial services and overhead reimbursed by affiliated investment advisor, no-hire agreement with First Clearing, LLC (Deductions in excess of $100,000 require documentation)	153,735
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $29,499	
Enter the greater of line (i) or (ii)	29,499
Total deductions	4,087,835
2d. SIPC Net Operating Revenues	$2,109,743
2e. General Assessment @ .0025	$5,274
	(to page 1, line 2.A.)


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